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                            IMPLANTABLE VISION, INC.
                         20-30 47TH STREET, SECOND FLOOR
                             ASTORIA, NEW YORK 11105


                                          March 20, 2007

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.

RE:  IMPLANTABLE VISION, INC.
     FORM SB-2 (REGISTRATION NO. 333-135451)
     FORM RW-APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

     Implantable Vision, Inc., a Utah corporation (the "Registrant"), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its Registration Statement on Form SB-2 (Registration No. 333-135451), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 29, 2006.

     The Registrant is requesting the withdrawal of the Registration Statement because disclosures and financial statements contained therein are no longer current and the Registrant has elected to withdraw in lieu of amending the Registration Statement. To date, the Registration Statement has not been declared effective by the Commission, and no offers or sales of the securities have been made pursuant to the Registration Statement.

     Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

     The Registrant hereby respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via mail at 20-30 47th Street, Second Floor, Astoria, New York 11105, and to Michael T. Campoli of Pryor Cashman Sherman & Flynn LLP, via facsimile at (212) 798-6361 and via mail at 410 Park Avenue, New York, New York 10022.
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     If you have any questions regarding the foregoing application for withdrawal, please call Michael T. Campoli at Pryor Cashman Sherman & Flynn LLP, outside counsel to the Registrant, at (212) 326-0468.


                                           Very truly yours,

                                           IMPLANTABLE VISION, INC.


                                           By: /s/ Dr. George Rozakis
                                              --------------------------------
                                              Name:    Dr. George Rozakis
                                              Title:   President and Chief
                                                       Executive Officer